UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

TimeFireVR, Inc.

(Name of Registrant as Specified in its Charter)

Nevada	000-31587	86-0490034
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1607 Ponce de Leon Ave, Suite 407, San Juan, PR 00909
(Address of principal executive office)

(833) 373-3228
(Registrant’s telephone number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

TimeFireVR, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

May 21, 2019

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of TimeFireVR, Inc., a Nevada corporation (“TFVR”, “we”, “our” or the “Company”) at the close of business on May 21, 2019 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of TFVR’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about May 22, 2019.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On May 15, 2019, we closed a Share Exchange Agreement (the “SEA”) with Red Cat Propware, Inc., a Nevada corporation (“Red Cat”) and each of the shareholders of Red Cat (the “Acquisition”). Under the SEA, we acquired all of the issued and outstanding capital stock of Red Cat, in exchange for our issuance to the Red Cat shareholders of: (i) 236,000,000 shares of our common stock, and (ii) 2,169,068.0554 shares of our newly-designated Series A Preferred Stock. The stockholders of Red Cat possess majority voting control of the company immediately following the Acquisition and now control our board of directors. Under the terms of the SEA, Jeffrey M. Thompson, the founder and majority shareholder of Red Cat, was appointed as a member of the Board of Directors. In addition, Red Cat has the right to nominate up to 3 additional new members to the Board of Directors, and has appointed 2 new board members in addition to Mr. Thompson, as discussed below. Also in connection with the Acquisition, former Director Gary Smith has resigned from the Board. The appointment of the additional directors will be effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which mailing is expected to occur on or about May 22, 2019.

As of May 20, 2019, the Company had: (i) 471,460,470 shares of Common Stock; (ii) 2,169,068.0555 shares of Series A Preferred Stock; and (iii) 4,212,645.27 shares of Series B Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote. Subject to certain limitations: (i) each share of Series A Preferred Stock is convertible to 10,000 shares of common stock and votes on an as-converted basis; and (ii) each share of Series B Preferred Stock is convertible to 1,000 shares of common stock and votes on an as-converted basis. Shareholders of TFVR will have the opportunity to vote with respect to the election of directors at the next annual meeting of TFVR shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE NEW APPOINTMENTS

The following table sets forth information regarding the Company’s executive officers and directors prior to the new appointments. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Jeffrey M. Thompson	54	Chief Executive Officer and Director
Jonathan Read	62	Director
Jessica Smith	40	Chief Financial Officer

Jeffrey Thompson – Mr. Thompson was appointed our Chief Executive Officer and as a Director concurrent with the Acquisition on May 15, 2019. Mr. Thompson is the founder and CEO of Red Cat Propware Inc., a provider of cloud-based analytics, storage, and services for drone aircraft. He founded Red Cat Propware, Inc. in 2016. Since January of 2019, Mr. Thompson has been a member of the board of directors of Exactus, Inc., a producer and marketer of products made from industrial hemp containing cannabidiol (CBD), currently traded on the OTCQB venture market. In December 1999 he founded Towerstream Corp. Towerstream Corp. became a publicly traded company on the NASDAQ in June 2007, when Mr. Thompson was president, chief executive officer and a director. In 1994, Mr. Thompson founded EdgeNet Inc., a privately held Internet service provider (which was sold to Citadel Broadcasting Corporation in 1997) and became eFortress through 1999. Mr. Thompson holds a B.S. degree from the University of Massachusetts.

Jonathan Read – Mr. Read has been a director of the Company since August 18, 2017. He served as Chief Executive Officer, Secretary, and Treasurer of the Company from October 20, 2017 until May 15, 2019. Effective March 1, 2019, Mr. Read ceased his full-time engagement with the Company and became a part-time consultant. Since March 1, 2019, Mr. Read has been the Chief Executive Officer and full-time employee with DPW Technologies Group, Inc., a wholly-owned subsidiary of DPW Holdings, Inc. From November 1, 2015 to January 31, 2017, Mr. Read was Chief Executive Officer and a director of the Company. From July 14, 2017 until July 30, 2018, Mr. Read served as a director of BTCS Inc. Since 2013, Mr. Read has been Managing Partner of Quadratam1 LLC, a Scottsdale, Arizona based firm specializing in providing financial and organizational consulting services for growth-stage companies in the United States and China. From 2005 through 2012, Mr. Read was the Chief Executive Officer and a director of ECOtality, Inc., a San Francisco based Company he founded. In 2013, ECOtality, Inc. filed for Chapter 11 bankruptcy protection. In 2014, Mr. Read filed for bankruptcy personally.

Jessica Smith – Ms. Smith has been the Company’s Chief Financial Officer since September 2016. Ms. Smith is a certified public accountant in the State of Arizona. Ms. Smith served as the Chief Financial Officer of Item 9 Labs Corp., formerly Airware Labs Corp. (OTCQB: INLB), from December 2012 through October 2018 and as its Secretary and Treasurer from January 2013 through October 2018. Since 2008, she has provided companies with part-time accounting and financial consulting services through her company, JS Accounting & Tax, PLLC.

DIRECTORS AND OFFICERS

AFTER THE NEW APPOINTMENTS

Pursuant to the SEA, two additional members of the Board of Directors nominated by Red Cat will be appointed – Patrick T. Mitchell and Nicholas R. Liuzza, Jr. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Jeffrey M. Thompson	54	Chief Executive Officer and Director
Jonathan Read	62	Director
Jessica Smith	40	Chief Financial Officer
Nicholas Liuzza, Jr.	53	Director
Patrick T. Mitchell	58	Director

The following biographical information on the new directors and officers of the Company is presented below:

Nicholas Liuzza Jr. serves as an Executive Vice President of Real Matters, Inc. a network management services provider for the mortgage lending and insurance industries, a position he has held from April of 2016 to the present. Real Matters, Inc. is listed on the Toronto Stock Exchange. Mr. Liuzza was also the founder and CEO of Linear Settlement Services, LLC, a title insurance agency acquired by Real Matters, Inc. As an innovator and a driving force behind Linear’s technology strategy, he was responsible for building the company into one of the top independent title insurance agencies in the U.S. Mr. Liuzza has more than 20 years of experience as an entrepreneur, with a proven track record for driving growth and building leading market positions. In 2001, he was the President of New Age Nurses & New Age Staffing, a healthcare staffing company which he grew into a national provider of healthcare personnel services which became the platform for a reverse merger upon its acquisition in 2003.  Prior to that, Mr. Liuzza was Executive Vice President of AMICUS Legal Staffing, a national staffing services provider with a specialization in real estate transactions. Under his leadership, AMICUS Legal Staffing became one of the largest privately held legal staffing companies in the U.S. Mr. Liuzza started his career with Xerox Corporation in 1988.

Patrick T. Mitchell is the Chief Executive Officer of The Carpenter Health Network, a leading health care provider in the Gulf Coast region providing a continuum of services including nursing, home care, hospice, and rehabilitation care. In 2002, he founded St. Joseph Hospice with the mission of providing peace, comfort and dignity to those facing terminal illness. The Carpenter Health Network was created in 2014 as the parent company of St. Joseph Hospice and its sister companies. In 2006, he formed STAT Home Health, leading to Louisiana’s first AIM Palliative Home Health Program that helps seriously ill patients who lack coordinated hospital, home health and hospice care. In 2013, he created Homedica to improve the patient experience and reducing hospitalizations by enabling physicians and mid-level care providers to make house calls. Mr. Mitchell is a graduate of the University of Louisiana-Monroe.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who qualifies as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors. Applying the definition of independence set forth in Rule 4200(a)(15) of The NASDAQ Stock Market, Inc., we believe that Mr. Liuzza and Mr. Mitchell will be independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Although the Company does not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at TimefireVR Inc., 1607 Ponce de Leon Ave, Suite 407, San Juan, PR 00909, Attention: Corporate Secretary. Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

Meetings of the Board of Directors

For 2018, the Board had four meetings and acted by unanimous written consent on 11 occasions. There were no directors who attended fewer than 75 percent of the total meetings or committee meetings of the Board for 2018.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last two completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

2018 Summary Compensation Table

		Salary	Stock awards	Option Awards	Total
Name and Principal Position	Year	($)	($)(1)	($)(1)	($)
Jonathan Read	2018	240,000	—	438,300	678,300
Chief Executive Officer (2)	2017	41,625	—	—	41,625
Jeffrey Rassas	2017	121,058	—	310,759	431,817
Former Chief Executive Officer (3)
John Wise	2017	119,904	—	—	119,904
Former President (4)

(1) Represents the grant date fair value of the award, calculated in accordance with FASB Accounting Standard Codification 718, “Compensation – Stock Compensation,” or ASC 718. The assumptions used in calculating the grant date fair value of the option awards are set forth in Note 1 of the Financial Statements to our Form 10-K for the year ended December 31, 2018.

(2) Mr. Read was appointed as the Chief Executive Officer on October 20, 2017 and previously served as the Chief Executive Officer from November 2015 until January 31, 2017.

(3) Mr. Rassas was appointed Chief Executive Officer on January 31, 2017 and resigned on October 20, 2017.

(4) Mr. Wise was appointed President on September 13, 2016, and resigned on October 17, 2017.

Director Compensation

Our non-employee directors are eligible to receive compensation for their services as directors of the Company. Apart from compensation paid to Gary Smith, the Company did not pay compensation to its directors for fiscal year 2018. The following table provides the compensation, paid to directors of the Company for fiscal year 2018.

	Fees Earned or
	paid in cash	Stock awards (1)	Total
Name	($)		($)
Gary Smith	$10,000	$27,790	$37,790

(1) Represents the grant date fair value of January 22, 2018 option award, calculated in accordance with FASB Accounting Standard Codification 718, “Compensation – Stock Compensation,” or ASC 718.

In connection with the Acquisition on May 15, 2019, Mr. Read and Mr. Smith released the Company of any outstanding accrued liability, either for salary or otherwise. In connection with the closing of the Acquisition, Mr. Smith exchanged his outstanding stock options for Series B Preferred Stock convertible into 4 million shares of common stock. also concurrently with the Acquisition, Mr. Read received Restricted Stock Units for 500 million shares of common stock in exchange for $35,000 of past due compensation.

At this time, we do not have written employment agreements or other formal compensation agreements with any of our current or proposed officers and directors.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Prior to the New Appointments

The following table contains information regarding the beneficial ownership of our Common Stock as of May 20, 2019 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of May 20, 2019, there were 471,460,470 shares of Common Stock; (ii) 2,169,068.0555 shares of Series A Preferred Stock; and (iii) 4,212,645.27 shares of Series B Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote. Subject to certain limitations: (i) each share of Series A Preferred Stock is convertible to 10,000 shares of common stock and votes on an as-converted basis; and (ii) each share of Series B Preferred Stock is convertible to 1,000 shares of common stock and votes on an as-converted basis. The information set forth below was verified by reference to contemporaneous shareholder lists provided by our transfer agent.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Jeffrey M. Thompson(3)	CEO and Director	14,566,078,398	55.23%
Jonathan Read(4)	Director	0	0.00%
Jessica Smith(5)	CFO	250,000	0.00%
All officers and directors as a group		14,566,328,398	55.42%
Other 5% Holders
None.

(1) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

(2) Based on a total of 26,374,786,305 total shares of common stock on a fully-diluted basis, including shares of common stock issuable upon conversion of all shares of Series A and Series B Preferred Stock. The calculation does not account for certain voting and conversion limitations applicable to certain other shareholders.

(3) Consists of 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock. Shares of Series A Preferred Stock are convertible to common stock at a ratio of 10,000 for 1, and vote together with the common stock on an as-if-converted basis.

(4) Mr. Read current holds 50,000,000 restricted stock units (“RSUs”). The shares of common stock underlying the RSUs are fully vested and will be delivered in 2 years, and are not transferable or entitled to voting rights prior to delivery.

(5) Consists of 100,000 shares of common stock, and options to purchase 150,000 shares of common stock at a price of $0.50 per share, exercisable until January 20, 2022.

After the New Appointments

Immediately following the new appointments, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Jeffrey M. Thompson(3)	CEO and Director	14,566,078,398	55.23%
Jonathan Read(4)	Director	50,000,000	0.19%
Jessica Smith(5)	CFO	250,000	0.00%
Nicholas Liuzza, Jr.(6)	Director	250,600,451	0.95%
Patrick T. Mitchel(7)	Director	375,898,797	1.43%
All officers and directors as a group		15,242,827,646	57.80%
Other 5% Holders
None.

(1) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

(2) Based on a total of 26,374,786,305 total shares of common stock on a fully-diluted basis, including shares of common stock issuable upon conversion of all shares of Series A and Series B Preferred Stock. The calculation does not account for certain voting and conversion limitations applicable to certain other shareholders.

(3) Consists of 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock. Shares of Series A Preferred Stock are convertible to common stock at a ratio of 10,000 for 1, and vote together with the common stock on an as-if-converted basis.

(4) Mr. Read current holds 50,000,000 restricted stock units (“RSUs”). The shares of common stock underlying the RSUs are fully vested and will be delivered in 2 years, and are not transferable or entitled to voting rights prior to delivery.

(5) Consists of 100,000 shares of common stock, and options to purchase 150,000 shares of common stock at a price of $0.50 per share, exercisable until January 20, 2022.

(6) Consists of 25,060.0451 shares of Series A Preferred Stock. Shares of Series A Preferred Stock are convertible to common stock at a ratio of 10,000 for 1, and vote together with the common stock on an as-if-converted basis.

(&) Consists of 37,589.8797 shares of Series A Preferred Stock. Shares of Series A Preferred Stock are convertible to common stock at a ratio of 10,000 for 1, and vote together with the common stock on an as-if-converted basis.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). To our knowledge, during the fiscal year ended December 31, 2018 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

1.               On March 6, 2017, the Company closed a private placement of Convertible Notes and Warrants offering that included a then Company director, Mr. Lou Werner III, as an investor. This investor’s Note was for $100,000. The Company’s obligation under the Note was cancelled on January 3, 2018 as described below.

2.               On June 2, 2017, the Company received a short-term advance in the amount of $57,400 from an entity managed by a former director. The Company’s obligation to repay this amount was cancelled on January 3, 2018 as described below.

3.               During the year ended December 31, 2017, the Company received advances totaling $116,883 from a related party, an original investor in the Company’s subsidiary, Timefire LLC (“TLLC”). The Company’s obligation under the debt was cancelled on January 3, 2018 as described below.

4.               On January 3, 2018, the Company effected the sale of TLLC to a group which included its former owners including two of our former executive officers and directors. The Company received: (i) $100,000 in cash and (ii) a secured promissory note in the principal amount of $120,000 bearing 6% annual interest that matures in September 2018. In addition, $216,883 of Notes payable were cancelled consisting of $100,000 Convertible Note issued to Lou Werner III, and the $116,883 from a related party, referred to above. The Company received a $20,000 payment under the secured note which is in default and considered likely uncollectible.

5.               On January 22, 2018, the Company granted Gary Smith 1,000,000 stock options under the 2016 Equity Incentive Plan, exercisable at $0.03 per share, which vested quarterly over a one-year period and are now fully vested.

6.               On March 14, 2017, the Company granted Jessica Smith 150,000 options exercisable at $0.50 per share. The options are fully vested.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TimeFireVR, Inc.

Date: May 21, 2019	By: /s/ Jeffrey Thompson Name: Jeffrey Thompson Title: Chief Executive Officer